EXHIBIT 99.1

Precision Drilling Announces Updates on Debt Repayment, Share Repurchases, Liquidity and 2020 Capital Expenditure Plan

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, Jan. 07, 2020 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) provides a  series of announcements including: 1) year-end and 2020 debt repayment updates and progress on long-term debt reduction targets; 2) year-end progress on share repurchases; 3) year-end cash balance and extension of revolving credit facility; and 4) revised 2020 capital expenditure plan.

Debt Repayment Update

Following additional open market repurchases and redemptions of its senior notes in the fourth quarter, Precision’s 2019 debt repayments totaled $205 million, exceeding its recently increased 2019 annual target of $200 million.

To date in 2020, Precision has redeemed $32 million of its 2021 senior notes and reaffirms its 2020 targeted debt reduction range of $100 million to $150 million, which includes the remaining balance of the 2021 senior notes.

Precision has paid down $412 million in debt since the beginning of 2018, exceeding the low end of the 4-year debt reduction target range of $400 million to $600 million, in just over two years.  The Company plans to continue reducing debt levels to reach its targeted leverage ratio of below two-times net debt to Adjusted EBITDA.

As of January 7, 2020, the amounts outstanding under Precision’s senior notes are as follows:

  US$66 million – 6.5% senior notes due December 15, 2021
  US$345 million – 7.75% senior notes due December 15, 2023
  US$308 million – 5.25% senior notes due November 15, 2024
  US$370 million – 7.125% senior notes due January 15, 2026

Share Repurchases Update

As of 2019 year-end, Precision has repurchased and cancelled 16.5 million shares for $26 million. These repurchases were funded from cash flow and account for 5.7% of the Company’s available public float. Precision is currently approved to buy back up to 29.2 million shares, representing 10% of its public float, by August 26, 2020.

Liquidity Update

Precision anticipates a reported 2019 year-end cash balance of approximately $75 million and in the fourth quarter completed a one-year extension of its US$500 million revolving credit facility, now maturing November 2023. Excluding letters of credit, the Company’s revolving credit facility remains undrawn, and with the year-end cash balance, Precision has access to over $700 million in liquidity.

Capital Expenditure Plan Update

Due to a change in Precision’s estimate of rig componentization, certain costs that were previously classified as operating expenses will now be classified as maintenance capital.  For 2020, this change is expected to decrease operating expenses and increase maintenance capital by an estimated $25 million with no impact on cash flow. As a result, Precision’s previously communicated 2020 capital expenditure plan of $60 million to $80 million is now expected to be $85 million to $105 million.

Regarding the above announcements, Precision’s CFO, Carey Ford stated: “Precision’s proven ability to generate free cash flow has allowed the Company to accelerate both its short and long-term debt reduction targets. Since 2018, we have reduced our debt by $412 million and used $26 million to repurchase our shares, totaling $438 million used to strengthen our balance sheet and return capital to shareholders. Precision remains well positioned to continue reducing debt, while maintaining financial flexibility to manage customer spending cycles, address the most attractive growth opportunities and opportunistically repurchase our shares. We are firm in our belief that these efforts are the most productive means to create shareholder value in the current market environment.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to the following:

  our planned capital expenditures for 2020;

  anticipated positive cash flows;

  future debt repayments; and

  statements with respect to the NCIB and advantages to shareholders of the NCIB.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;

  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;

  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;

  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;

  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;

  the effects of seasonal and weather conditions on operations and facilities;

  the availability of qualified personnel and management;

  a decline in our safety performance which could result in lower demand for our services;

  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;

  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;

  fluctuations in foreign exchange, interest rates and tax rates; and

  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com